UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedule
As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Edison 401(k) Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits
as of December 31, 2011 and 2010	5

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2011	6

Notes to Financial Statements	7 - 18

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2011	20 - 21

Signature	22

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 27, 2012

Financial Statements

Edison 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2011	2010

	(in 000's)
Assets

Cash	$—	$870

Investments, at fair value	3,553,825	3,620,767

Receivables
Notes receivable from participants	96,045	90,866
Dividends receivable	5,609	7,804
Interest receivable	21	136
Profit sharing receivable	4,282	4,104
Receivable from brokers	3,931	5,402

Total receivables	109,888	108,312

Total assets	3,663,713	3,729,949

Liabilities
Payable to brokers and others	5,531	11,997

Total liabilities	5,531	11,997

Net assets available for plan benefits	$3,658,182	$3,717,952

See accompanying notes to financial statements.

Edison 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2011

(in 000's)
Additions

Investment income
Dividends	$35,458
Interest	8,221
Net depreciation in fair value of investments	(18,081)

25,598

Less: Management fees	(4,094)

Net investment income	21,504

Interest income on notes receivable from participants	4,309

Contributions
Employer contributions, net of forfeitures	99,282
Participant and rollover contributions	177,030

Total net contributions	276,312

Total additions	302,125

Deductions

Distributions to participants	359,337
Notes receivable from participants in default	2,558

Total deductions	361,895

Net decrease	(59,770)

Net assets available for plan benefits
Beginning of year	3,717,952

End of year	$3,658,182

See accompanying notes to financial statements.

Edison 401(k) Savings Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Edison 401(k) Savings Plan (the “Plan”), provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended and restated, effective January 1, 2011, for a more complete description of the Plan's provisions.

Nature of Plan

Eligibility

The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84 percent of eligible pay. Participating employers provide matching contributions up to 6.0 percent of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to Internal Revenue Service (“IRS”) limitations. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3.0 percent of eligible pay each pay period, a variable profit sharing contribution annually (if certain business objectives are reached) to eligible employees. The Plan also accepts rollover contributions from other qualified plans.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20 percent per year, except for certain employer contributions made to participating subsidiaries which vest in accordance with the provisions of the Plan document. After five years of service or reaching age 65, all existing and future employer contributions are fully vested.

Forfeitures

At December 31, 2011, and 2010, the unused portion of forfeited non-vested accounts totaled $737 and $17,150, respectively. These accounts are used to reduce future employer contributions. During 2011, employer contributions were reduced by $1,022,733 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.

Edison 401(k) Savings Plan

Notes to Financial Statements

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”). For the 2011 Plan year reporting period, Aon Hewitt Associates LLC was the Plan's record keeper. Effective January 1, 2012, Xerox HR Solutions, (formerly Affiliated Computer Services, Inc.), became the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of party-in-interest transactions.

Participant Accounts

Each participant account is adjusted for the participant's contribution, the employer's contribution, if applicable, and allocations of investment earnings/losses. Allocation of earnings/losses and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Notes Receivable from Participants

Participants may borrow from their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as a transfer from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at prime rate plus one percent. Interest rates on outstanding loans range from 4.25 percent to 10.50 percent as of December 31, 2011 and mature on various dates through December 2027. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $96,045,000 and $90,866,000 as of December 31, 2011, and 2010, respectively.

Distribution to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to a distribution and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code Section 401(a) (9). Participants may choose to receive lump sum distributions, partial distributions or an installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half. Participants who

Edison 401(k) Savings Plan

Notes to Financial Statements

terminate employment on or after January 28, 2005, with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to an individual retirement account (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

Profit Sharing

Certain non-represented employees of Edison Mission Group Inc.'s (“EMG”) participating subsidiaries are eligible for two types of profit sharing contributions:

(i)
Fixed profit sharing is comprised of a 3.0 percent profit sharing contribution each pay period to the Plan on behalf of eligible employees. Fixed profit sharing contributions in 2011 amounted to approximately $5,582,000.

(ii) Variable profit sharing is comprised of an additional annual profit sharing contribution to the Plan on behalf of eligible employees if certain business objectives are reached. Variable profit sharing contributions made in 2012 and 2011 for the 2011 and 2010 plan year for both years was 4.75 percent of eligible earnings for eligible EMG employees for a total amount of approximately $4,282,000 and $4,104,000, respectively. Such amounts are presented as “Profit sharing receivable” on the Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“U.S.A.”) applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

New Accounting Pronouncement

Accounting Guidance Adopted in 2011

Fair Value Measurements and Disclosures

The Financial Accounting Standards Board ("FASB") issued an accounting standards update modifying the disclosure requirements related to fair value measurements. Under these requirements, purchases and settlements for Level 3 fair value measurements are presented on a gross basis, rather than net. The Plan adopted this guidance effective January 1, 2011. This pronouncement had no impact because the Plan does not have any Level 3 fair value measurements.

Edison 401(k) Savings Plan

Notes to Financial Statements

Accounting Guidance Not Adopted in 2011

Fair Value Measurement

In May 2011, the FASB issued an accounting standards update modifying the fair value measurement and disclosure guidance. This guidance prohibits grouping of financial instruments for purposes of fair value measurement and requires the value be based on the individual security. This amendment also results in new disclosures primarily related to Level 3 measurements including quantitative disclosure about unobservable inputs and assumptions, a description of the valuation processes and a narrative description of the sensitivity of the fair value to changes in unobservable inputs. The Plan will adopt this guidance in 2012. The adoption of this accounting standards update is not expected to impact the Plan's financial statements.

Risks and Uncertainties

The Plan's investment in Edison International Common Stock Fund amounted to approximately $724,737,000 and $883,738,000 as of December 31, 2011, and 2010, respectively. Such investments represented approximately 20 and 24 percent of the Plan's total assets as of December 31, 2011, and 2010, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2011, and the quarterly report on Form 10-Q for the period ended March 31, 2012 of Edison International, and its affiliate entities listed below:

Southern California Edison Company
Edison Mission Energy
Midwest Generation, LLC
EME Homer City Generation L.P.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Edison 401(k) Savings Plan

Notes to Financial Statements

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default as provided in the Plan document, are treated as deemed distributions for tax purposes and also reported as such in the Form 5500. Management has determined these notes in default as uncollectible. For the year ended December 31, 2011, $93,510 of notes receivable from participants in default were deemed to be uncollectible and written-off. This amount is included as “Notes receivable from participants in default” in the Statements of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, referred to as an exit price. Fair value of an asset or liability should consider assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted market prices in active markets for identical assets that are accessible at the measurement date;

•
Level 2 - Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Edison 401(k) Savings Plan

Notes to Financial Statements

At December 31, 2011, plan assets carried at fair value also included composite pools and self-directed brokerage accounts. The composite pools generally consist of the combination of two separately active managed accounts plus an index fund. Each fund is managed by external investment managers. The value of equity separate accounts is based on quoted market prices and is therefore Level 1. U.S. Treasury investments as well as futures and option derivatives in bond separate accounts are classified as Level 1. These composite pools are valued at net asset value as described above for common/collective funds. The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore are classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2010 plan assets carried at fair value consisted of the following investments: Edison International Common Stock, common/collective funds and mutual funds. Edison International Common Stock and mutual funds are classified as Level 1 as fair value is determined by observable, unadjusted quoted market prices in active or highly liquid and transparent markets. Common/collective funds are valued at the net asset value of shares held by the Plan. Although common/collective funds fair values are determined by observable prices, they are classified as Level 2 because they trade in markets that are less active and transparent. The fair value of the underlying investments in equity mutual funds and equity common/collective funds are based upon stock-exchange prices. The fair value of the underlying investments in fixed-income common/collective funds and fixed-income mutual funds are based on evaluated prices that reflect significant observable market information such as reported trades, actual trade information of similar securities, benchmark yields, broker/dealer quotes, issuer spreads, bids, offers and relevant credit information.

Edison 401(k) Savings Plan

Notes to Financial Statements

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2011, by level within the fair value hierarchy (in thousands):

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Equity Securities
Large Cap US (a)	$215,041	$625,815	$—	$840,856
Mid/Small Cap US (b)	168,710	87,848	—	256,558
International (c)	127,189	262,541	—	389,730

Total Equity Securities	510,940	976,204	—	1,487,144

Fixed Income Securities
Money Market Fund	—	592,463	—	592,463
Bond Fund (d)	22,051	284,790	—	306,841
U.S. Treasury Inflated Protected Securities Fund (e)	—	240,882	—	240,882

Total Fixed Income Securities	22,051	1,118,135	—	1,140,186
Edison International Common Stock Fund	716,049	8,688		724,737

Self-Directed Brokerage (f)	201,758	—	—	201,758

Total investments at fair value	$1,450,798	$2,103,027	$—	$3,553,825

(a)
Primarily consists of an index fund that seeks to track the performance of the Standard and Poor's 500 index. It also includes a composite pool fund managed by an active value manager, an active growth manager and a passive manager.

(b)	This composite pool fund is managed by an active value manger, an active growth manager and a passive manager who seeks to track the Russell 2500 index.

(c)
This composite pool fund is managed by two active managers and one passive manager. One active strategy seeks promising yet undervalued firms which contain elements of deep value and growth. The other active strategy is a mutual fund. The passive strategy seeks to track the MSCI AC World Index excluding the U.S.

(d)
This composite pool fund is managed by two active managers and one passive manager. One active strategy seeks to add value through the use of top-down and bottom-up strategies. The other active strategy seeks to provide relatively high streams of income and attractive price appreciation over an extended horizon. The passive strategy seeks to track the performance of the Barclays Capital Aggregate Bond Index.

(e)	This fund invests in inflation-indexed bonds issued by the U.S. Treasury. Possible risks include real estate rate risk, deflation risk, and securities lending risk.

(f)	For self-directed accounts, approximately 42% was invested in mutual funds, 37% in equities and 21% in a U.S. Treasury money market mutual fund.

Edison 401(k) Savings Plan

Notes to Financial Statements

The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between levels during 2011.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2010, by level within the fair value hierarchy
(in thousands):

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Equity Securities
Large Cap US (a)	$126,369	$364,236	$—	$490,605
Mid Cap US	235,005	—	—	235,005
Small Cap US	129,209	39,719	—	168,928
International (b)	330,663	—	—	330,663

Total Equity Securities	821,246	403,955	—	1,225,201

Fixed Income Securities
Corporate (c)	175,843	110,758	—	286,601
US Government	103,315	—	—	103,315

Total Fixed Income Securities	279,158	110,758	—	389,916

Balanced Funds (d)	44,160	337,920	—	382,080

Other Mutual Funds (e)	163,793	—	—	163,793

Money Market Fund	—	576,039	—	576,039

Edison International Common Stock Fund	883,738	—	—	883,738

Total investments at fair value	$2,192,095	$1,428,672	$—	$3,620,767

(a)	83 percent of Level 2 consists of an index fund that seeks to track the performance of the Standard and Poor's 500.

(b)	Approximately 29 percent is a mutual fund that invests in emerging markets.

(c)	Consists of low duration, total return and high yield bond mutual funds as well as a diversified common collective bond fund.

(d)	Level 2 consists of common collective funds with investment strategies of balanced moderate, aggressive growth and conservative growth.

(e)	Other consists of mutual funds invested in global technology, real estate, utilities, health science and financial services.

3.	Investment Elections
The Trustee invests contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that apply to all funds except the Edison International Stock Fund. Reallocation elections are also subject to

Edison 401(k) Savings Plan

Notes to Financial Statements

trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

4.	Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.

As of December 31, 2011, all participants were able to choose from among 19 investment offerings. These investment offerings consisted of the following:

•
Tier 1 - Ten Target Date Funds - Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 - Edison International Stock Fund and Seven Institutional Funds - Representing a range of asset classes; large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 - Self-Directed Brokerage Account - Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts. The Self-Directed Brokerage Account option was available beginning February 1, 2011.

Between January 3, 2011 and January 31, 2011, participants were offered a transition window during which both the former investment options and new funds were available. On February 1, 2011, all of the former investment options, with the exception of the Edison International Common Stock Fund, the Money Market Fund and the U.S. Stock Index Fund, were removed as investment options. Any portion of participants' account balances invested in the discontinued former funds as of the market close on January 31, 2011, were sold and reinvested in target date funds with target dates closest to each participant's 65th birthday.

As of December 31, 2010, all participants were able to choose from among 41 investment fund offerings. These investment funds consisted of the following:

•	Three Pre-mixed Portfolios - Funds are invested in portfolios which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

•
Six Institutional Funds - Funds are invested in a broad selection of asset classes; large and small U.S. stocks (including Edison International Common Stock), non-U.S. stocks and fixed income instruments; and

•	Thirty Two Mutual Funds - Funds are invested in a variety of retail mutual funds from multiple asset classes.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each

Edison 401(k) Savings Plan

Notes to Financial Statements

investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

5.	Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

December 31,	2011	2010

	(in 000's)
Investments at Fair Value as Determined by Quoted Market Prices:

Edison International Common Stock Fund, 17,295,864 and 22,977,821 shares, respectively (See Note 7)	$724,737	$895,441
Self -Directed Brokerage (individual holdings less than 5 percent)	201,758	—
Other - Mutual funds (individually less than 5 percent)	—	1,308,357

	926,495	2,203,798
Investments at Estimated Fair Value:

Money Market Fund (See Note 7)	592,463	564,336
Treasury Inflated Protected Securities Fund	240,882	—
U S Stock Index Fund	507,338	303,384
U S Large Company Stock Fund	333,518	—
U S Small-Medium Company Stock Fund	256,558	—
International Stock Fund	389,730	—
Bond Fund	306,841	—
Other - Frank Russell Trust Company Funds (individually less than 5 percent)	—	549,249

	2,627,330	1,416,969

Total Investments	$3,553,825	$3,620,767

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Net Depreciation in Fair Value of Investments:

For the year ended December 31,	2011

(in 000's)
Investments at Fair Value as Determined by Quoted Market Prices:

Edison International Common Stock Fund	$43,748
Self-Directed Brokerage Account	(15,620)

28,128
Investments at Estimated Fair Value:
Common Collective Funds	(46,209)

Net depreciation in fair value of investments	$(18,081)

Edison 401(k) Savings Plan

Notes to Financial Statements

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2011	2010

	(in 000's)

Net assets available for plan benefits per the financial statements	$3,658,182	$3,717,952
Less: Amounts allocated to withdrawing participants	—	462

Net assets available for plan benefits per the Form 5500	$3,658,182	$3,717,490

For the year ended December 31,	2011

(in 000's)

Total deductions per the financial statements	$361,895
Less: Amounts allocated to withdrawing participants at December 31, 2010	(462)

Benefits paid to participants per the Form 5500	$361,433

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.	Party-In Interest Transactions
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $285,167 for 2011 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $110,268 for 2011 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.

Fees paid by the Plan Sponsor for administrative and other services rendered to the Plan were based on customary rates for such services. In 2011, various mutual funds offered as investment options in the Plan transferred to Aon Hewitt Associates, the Plan's record keeper, certain fees they charged to Plan participants who invested in the mutual funds (these shareholder servicing and distribution service fees were charged to all investors in the mutual funds).

Edison 401(k) Savings Plan

Notes to Financial Statements

These transferred fees, which totaled $423,222 for 2011, were used to reduce Hewitt Associates' charge to the Plan Sponsor for services Aon Hewitt Associates provided to the Plan.

See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8.	Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9.	Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust as amended through November 29, 2001, are designed in accordance with the applicable qualification sections of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended and restated effective January 1, 2011, is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan's qualified tax status. The Plan has filed for a new determination letter on January 31, 2011 and is awaiting a response from the IRS.

Accounting principles generally accepted in the U.S.A. require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2003.

10.	Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to all participants. Such distribution amounted to approximately $4,491,000 for the year ended December 31, 2011. On December 8, 2011, the Board of Directors of Edison International declared a common stock dividend of $.325 per share payable on January 31, 2012 to the shareholders of record as December 30, 2011. As the record date was at year end, dividend income of $.325 per share amounting to approximately $5,609,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2011.

11.	Subsequent Events
The Plan Sponsor has entered into an agreement with Xerox HR Solutions, (formerly Affiliated Computer Services, Inc.) to be the record keeper for the Plan effective January 1, 2012.

Supplemental Schedule

Edison 401(k) Savings Plan

Form 5500 Schedule H, Line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2011

EIN: 95-1240335
Plan Number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost**	(e) Current Value (in 000's)
	Edison International Common Stock Fund

*	Edison International	Common Stock - No Par Value		$724,737

	Money Market Fund
*	State Street Bank & Trust Co.	Money Market Fund - Collective Investment in the State Street Bank Short-Term Income Fund		592,463
	Common Collective Funds

	BlackRock Global Investors	Collective Investment in the Core Standard & Poor 500 Index Fund		507,338

	BlackRock Global Investors	Collective Investment in the Core Treasury Inflation Protected Securities Fund		240,882

	PIMCO	Separate Managed Account in the Core Bond Fund		164,514

	BlackRock Global Investors	Collective Investment in the Core Bond Fund		79,976

	Dodge & Cox	Separate Managed Account in the Core Bond Fund		62,351

	Thornburg Investment	Collective Investment in the Core International Stock Fund		131,333

	Dodge & Cox	Mutual Fund in the Core International Stock Fund		127,189

	BlackRock Global Investors	Collective investment in the Core International Stock Fund		131,208

	BlackRock Global Investors	Separate Managed Account in the Core U S Large Company Stock Fund		104,763

	BlackRock Global Investors	Collective Investment in the Core Standard & Poor 500 Index Fund		115,419

	Institutional Capital Corporation	Separate Managed Account in the Core U S Large Company Stock Fund		113,336

	Westwood Group	Separate Managed Account in the Core U S Small-Medium Company Stock Fund		84,117

Edison 401(k) Savings Plan

Form 5500 Schedule H, Line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost**	(e) Current Value (in 000's)
	Delaware Investments	Separate Managed Account in the Core U S Small-Medium Company Stock Fund		88,556

BlackRock Global Investors Fund	Collective Investments in the Core U S Small-Medium Company Stock Fund	83,885

	Total Common Collective Funds	2,034,867

Charles Schwab	Self-Directed Brokerage Account	201,758

	Total Investments		3,553,825

*	Notes Receivable from Participants	Loans With Maturities Varying From One to Four Years (or up to 15 Years for Purchase of a Primary Residence) and Interest Rates of 4.25 percent to 10.50 percent	96,045
		Total	$3,649,870
*	Party-In-Interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Daryl David
Daryl David
Chair of the Southern California Edison Company
Benefits Committee